FORM SBSE-A

Page 1

(Execution Page)

Application for Registration as a Security-based Swap Dealer and Major Security-based Swap Participant that is Registered or Registering with the CFTC as a Swap Dealer or Major Swap Participant

Date:__________ *Applicant* NFA Number: ___________

Official Use

Official Use Only

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as an SBS Entity, would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

[ ] **APPLICATION** [X] **AMENDMENT**

1. Exact name, principal business address, mailing address, if different, and telephone number of the *applicant:*

A. Full name of the *applicant*: Citigroup Global Markets Ltd

B. IRS Empl. Ident. No.: 0000000

C. Applicant's NFA ID #: 291281 | Applicant's CIK # (if any): 0001012467 | Applicant's UIC # (if any): XKZZ2JZF41MRHTR1V493

D. *Applicant's* Main Address: (Do not use a P.O. Box)

Number and Street 1: CITIGROUP CENTRE, CANADA SQUARE
Number and Street 2: CANARY WHARF
City: London
State:
Country: England, UK
Zip/Postal Code: E14 5LB

E. Mailing Address, if different:

Number and Street 1:
Number and Street 2:
City:
State:
Country:
Zip/Postal Code:

F. Business Telephone Number:

G Website/URL:

H. Contact Employee:

Name: Michael MClain
Title: SVP, Compliance Product Director
Telephone Number: 447167306178
Email Address: michael.mcclain@citi.com

I. Chief Compliance Officer designated by the *applicant* in accordance with Exchange Act Section 15F(k):

Name: David Flowerday
Title: Chief Compliance Officer
Telephone Number: 442075086939
Email Address: david.flowerday@citi.com

EXECUTION:

The applicant consents that service of any civil action brought by or notice of any proceeding before the Securities and Exchange Commission in connection with the applicant's security-based swap activities, unless the applicant is a nonresident SBS Entity , may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 1E and 1F. If the applicant is a nonresident SBS Entity, it must complete Schedule F to designate a U.S. agent for service of process.

The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including schedules attached hereto, and other information filed herewith are current, true and complete. The undersigned and applicant further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

Date (MM/DD/YYYY):

Name of Applicant: Citigroup Global Markets Ltd

By: David Flowerday
Signature

Name and Title of Person Signing on *Applicant's* behalf: David Flowerday, Chief Compliance Officer

This page must always be completed in full.

DO NOT WRITE BELOW THIS LINE – FOR OFFICIAL USE ONLY